PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R 0RL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

Attention: Office of International Corporate Finance
Division of Corporation Finance, Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

21 July 2008

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-

18 June	**Penguin Australia and Penguin Canada win 2008 'Publisher of the Year' awards**
23 June	**The Financial Times launches Ignites Europe**
23 June	**University of Oxford launches centre for Educational Assessment**
24 June	**Awards for enVisionMATH and English Interactive**
27 June	**Penguin triumphs at New Media Age Effectiveness awards**
27 June	**Pearson Education: New segmental analysis**
1 July	**Directors' shareholding**
1 July	**Voting Rights and Capital**
8 July	**Director shareholding**
9 July	**Notification of holding in the company**
9 July	**Notification of holding in the company**

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

S. Jones

Stephen Jones
Deputy Secretary

Penguin Australia and Penguin Canada win 2008 'Publisher of the Year' Awards
18 June 2008

< Back to search results

John Makinson, Chairman and CEO, Penguin Group, announces that Penguin Australia was named Publisher of the Year at the Australian Book Industry Awards and Penguin Canada was named Publisher of the Year by the Canadian Booksellers Association. Both honors were presented at publishing industry awards ceremonies held this past weekend.

John Makinson commented, "To win the Publisher of the Year award in two such important markets on different sides of the world on the same day is probably a unique achievement. But each award is richly deserved in its own right. Gabrielle Coyne in Melbourne and David Davidar in Toronto have shaped publishing companies that stand comparison with any in the world. All of us at Penguin are enormously proud of what they and their colleagues have achieved, and delighted that those achievements have been recognized."

Penguin Australia CEO Gabrielle Coyne accepted the Publisher of the Year honor at the Australian Publishers Association event in Melbourne and commented that she "couldn't have been more delighted to accept the award on behalf of the creative, clever and inspiring people at Penguin." She paid tribute to "the company's spirit of collaboration, with authors, illustrators and photographers as well as booksellers, suppliers, agents and the media who together played an important part in Penguin's success over the past 12 months." It was the first time in nine years, and third time overall, that Penguin Group Australia had been awarded this major accolade.

Penguin Australia's achievement was reflected across the Australian Book Industry Awards book award categories, with Penguin authors and illustrators taking home awards in four of the seven categories for books. Maggie Beer accepted the prize for Illustrated Book of the Year Award for *Maggie's Harvest;* Kaz Cooke won *General Non-Fiction Book* of the Year for *Girl Stuff. The Peasant Prince* written by Li Cunxin, illustrated by Anne Spudvilas and based on Li's bestselling *Mao's Last Dancer* won the Book of the Year for Younger Children and Monica McInerney won the General Fiction Book of the Year for *Those Faraday Girls.* In addition, Geraldine Brooks' *People of the Book,* published in the U.S. by Penguin Group (USA), won Book of the Year.

At the Canadian Booksellers Association's 2008 Libris Awards at Book Expo Canada in Toronto, Penguin Group Canada President and Publisher David Davidar thanked authors, agents, booksellers and staff for their contributions to the company's Publisher of the Year honor. Davidar said, "The Publisher of the Year award recognizes the fantastic contribution made by each and every member of the Canadian team in bringing us to our present position of excellence. It's thrilling to have earned this vote of confidence from the Canadian publishing and book-selling industry." This represents the first time in twenty years that Penguin Canada has won this award and the third

time overall.

Canadian authors Jack Whyte and Stuart McLean (both published by Penguin Group internationally) played a pivotal role in Penguin Canada's success, along with Ken Follett's *Pillars of the Earth* and its sequel *World Without End, A Thousand Splendid Suns* by Khaled Hosseini, *The Memory Keeper's Daughter* by Kim Edwards, and *Eat, Pray, Love* by Elizabeth Gilbert - each with long runs in the #1 bestseller spots on Canadian bestseller lists.

Ends

Penguin Group (www.penguin.com), one of the world's largest English-language trade book publishers, has established divisions and key market positions in the United States, the United Kingdom, Australia, Canada,India, South Africa, New Zealand, China, and Ireland. Penguin Group is part of Pearson plc, the world's largest book publishing company.

Contact:

Marilyn Ducksworth
+1 (212) 366-2564
marilyn.ducksworth@us.penguingroup.com

Dave Zimmer
+1 (212) 366-2687
david.zimmer@us.penguingroup.com

The Financial Times Launches Ignites Europe
23 June 2008

< Back to search results

RECEIVED
2008 JUL 29 A 11:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FT

Introducing the Premier US Source of Mutual Fund News to Europe

Money-Media, which was acquired by the Financial Times in January 2008, has begun the European roll out of its online financial news services, starting with Ignites Europe, which launches across Europe on 23rd June.

Ignites Europe is an online news service designed for people working with the European cross-border fund industry. The product features daily email news bulletins of ten to twelve stories - a mixture of original content and English summaries from other national and trade publications across Europe. The content focuses primarily on six key areas: sales, marketing, compliance, regulation, technology and operations.

The US version of Ignites has, for the past 10 years, been the trusted source of mutual fund business intelligence with 83% US market penetration of fund companies with assets under management in excess of $10bn. There are currently in excess of 56,500 fund industry professionals who subscribe in the US.

"This launch is part of our strategy of taking market-leading publications to a global audience," said John Ridding, Chief Executive of the Financial Times. "Ignites Europe will provide "must have" information for asset managers and the asset management industry at an important time of market development and a changing regulatory environment,"

"Fast growth in the European fund market has the attention of most fund companies - many who already depend on Ignites in the US - so the launch of Ignites Europe is very well timed," said Diana Mackay, Lipper-FERI.

Andrew Sollinger, Managing Director of Money-Media, said: "For the past few years our US readers have been pleading with us to create a news service covering European fund markets. They're looking abroad for asset growth, and they need a business intelligence tool to help guide them. That's why we've created Ignites Europe. Our coverage of local language news on mutual fund management, combined with our original reporting, will help European fund professionals stay abreast of the latest developments in European fund markets."

As well as providing up to the minute news, Ignites Europe will provide competitive intelligence on regulations and compliance, sales and marketing strategies, technology and operations, executive appointments, product launches, and other relevant industry events. Ignites Europe is available to professionals working within the sector on an annual, company-wide subscription basis.

The European fund management industry has an annual growth rate of 14.5%, a growth rate similar to Asia and faster than the US. In 2007 the European fund industry

had assets of 5.2 trillion euros. It is cautiously estimated to grow to 12 trillion euros by 2012 (source: Lipper FERI, www.lipperferi.com). UCITS (Undertaking for Collective Investments in Transferable Securities) regulatory framework makes this a compelling arena for fund management companies.

The barriers to cross-border fund creation, marketing and investing in Europe have fallen. Ignites Europe will be an invaluable source of information in this changing environment and will provide a daily online and e-mailed news service to industry professionals. It will report on pan-European news developments combined with in-depth synopses of breaking news from leading industry publications. All coverage will be written or translated into English.

Ignites Europe will be edited by Chris Newlands, who will be based at the FT's headquarters in London, and the commercial team will be run by Matt Fottrell. Money-Media is led by Managing Director Andrew Sollinger, based in New York, who reports to the FT's Financial Publishing Director, Mark Cunnington.

Ends

For further information:

Jo Crosby
Communications Manager
T: +44 (0) 20 7873 3811
jo.crosby@ft.com

Tom Glover
Senior Communications Manager
T: +44 (0) 20 7775 6840
tom.glover@ft.com

About the Financial Times:

The Financial Times, one of the world's leading business newspapers, is recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed at 24 print sites across the globe, has a daily circulation of 450,558 (ABC figures, May 2008) and a readership of more than 1.3 million people worldwide. FT.com is the definitive home for business intelligence on the web, providing an essential source of news, comment, data and analysis for the global business community. FT.com attracts 7.1 million unique users, generating 72 million page views (ABCe figures, March 2008). FT.com has 101,000 subscribers.

About Money-Media:

Money-Media was acquired by the Financial Times in January 2008 and is a leading online news provider for the fund management industry. It has a staff of 70, including 23 editorial personnel and is based in New York and London. It has four online products including Ignites, FundFire, BoardIQ, Agenda and a conference business, ODX. It also has an online job listing service, JobBlast and is expert in developing products using online technology,

such as the CrucialClips service, providing short video clips from industry conferences via email and its just-launched 'webinars' service. For more information please visit: www.money-media.com

University of Oxford launches Centre for Educational Assessment
23 June 2008

The University of Oxford has officially launched the Oxford University Centre for Educational Assessment, established by a grant from Pearson plc.

The collaboration brings together research expertise in the University's highly acclaimed Department of Education with Pearson's international expertise in educational assessment.

In an initial 10-year relationship Pearson is funding and supporting the new centre and a Pearson Professor of Educational Assessment. Gordon Stanley is the inaugural director of the centre and Pearson Professor of Educational Assessment, taking up the appointment in April 2008. Professor Stanley was President of the Board of Studies in New South Wales in Australia from 1998-2008. In 2007 he chaired the National Numeracy Review for the Council of Australian governments. He was also a member of the NSW Vocational Education and Training Accreditation Board from 1998-2008 and an overseas member of the Hong Kong Council for Academic Accreditation (now HKCAAVQ).

As well as having a full-time director, the centre will have post-doctorate scholars and DPhil students, and research staff associated with the research programme as it evolves. It is located within the Oxford University Department of Education where a number of academic staff have research interests in aspects of educational assessment, so many projects will involve them as collaborators or consultants. There will be a formal association with the Psychometric research group of the Faculty of Education at the University of Western Australia.

The launch of the centre was marked with a round-table in Oxford, which brought together researchers and assessment experts in the UK to look at the priorities for research in educational assessment.

Gordon Stanley, Pearson Professor of Educational Assessment and Director of the Oxford University Centre for Educational Assessment, said: "We look forward to working collaboratively with other researchers and agencies on the challenges confronting education systems in the quest for global qualifications and standards. The research will look at new approaches to educational assessment to help improve the understanding of different types of learning processes and outcomes. It will examine the opportunities offered by recent advances in learning and assessment technologies, and the challenges presented by the increasing requirement for global qualifications and standards."

Dr John Hood, Vice-Chancellor of Oxford University, said: "As education becomes increasingly global, Oxford is pleased to be leading the way in launching a research centre that will help improve learning and assessment systems in the UK and around the world."

Dame Marjorie Scardino, Chief Executive of Pearson plc, said: "The work of this new Centre will be valuable to anyone who cares about education. For students, effective measures of achievement are a passport to success in the global knowledge-based economy; for teachers, detailed analysis of assessment can help set the agenda for future instruction; and for government and the public, assessment measures the return on our growing investment in education.

"And while public attention focuses on high-stakes, end-of-year or end-of-school external examinations, we know that regular, low-key assessment for learning is central to personalised and effective education for each child. We are very proud to support the Centre as it advances knowledge on how we learn."

Professor John Furlong, Director of the Department of Education, said: "This is a very important new development for Oxford and for education systems around the world. Assessment is a key part of learning at every level of the education system; it is vitally important to parents, teachers, governments, as well as to learners themselves. This new centre will help to ensure that our assessment systems in the UK and internationally are underpinned by the highest quality research."

For more information:

Luke Swanson/ Charles Goldsmith: + 44 (0) 20 7010 2310

Awards for enVisionMATH and English Interactive
24 June 2008

< Back to search results

At its annual awards ceremony in Washington, D.C., the Association of Educational Publishers (AEP) honored two Pearson products as the year's "most outstanding" materials in the field of teaching and learning. Scott Foresman-Addison Wesley enVisionMATH and Longman English Interactive Online Level 2 were honored with 2008 Distinguished Achievement Awards.

"Scott Foresman-Addison Wesley enVisionMATH and Longman English Interactive Online Level 2 from Pearson are both prime examples of the creative ways that companies are using today's innovative technology to help all students excel in the classroom," said Charlene Gaynor, CEO, AEP. "Whether it is building a firm foundation in mathematics for elementary students or helping high school English Language Learners build literacy skills, it is exciting to see Pearson and the other Distinguished Achievement Award winners developing products that meet the unique needs of today's students."

Scott Foresman-Addison Wesley enVisionMATH, the first-of-its-kind elementary math curriculum combining visual animation and next-generation technologies with a comprehensive foundation in math skills, was named the winner of the Distinguished Achievement Award for "Curriculum, Mathematics Instruction, Books, Textbooks, Grades K-5." Four years in the making, enVisionMATH is a research-based program that blends visual animations and compelling graphic text centered on conceptual understanding and helping students develop their reasoning ability for problem-solving -- the critical foundation for higher level math.

Pearson's senior vice president for mathematics Mike Evans said, "We are honored that the AEP has recognized the ground-breaking components of enVisionMATH. Hundreds of districts across the country have adopted this new program since its launch earlier this year, citing its focus on conceptual understanding and problem-solving -- with the goal of helping our children master the math skills they will need to be successful in their 21st century careers."

Longman English Interactive was honored with the Distinguished Achievement Award for "Curriculum, ESL/ELL Instruction, Technology, Websites, Grades 9-12." Longman English Interactive is an online, four-level, video-based integrated-skills program that includes more than 100 hours of instruction per level. The program provides presentation and practice in grammar, speaking, listening, vocabulary, pronunciation, reading and writing. Students can use the online program to learn English anytime, anywhere, receiving automated feedback as they develop their language skills. Contemporary video with engaging characters presents language in context, and cultural notes help learners understand cultural differences and learn a new language in a broad social context.

"Longman English Interactive offers high school students

and young adults whose first language is not English a powerful tool for building language skills for reading, writing, speaking and listening," said Joanne Dresner, president of Pearson Longman. "As the world's leading provider of instructional materials for English learners, we are honored that AEP recognizes the importance of reaching this unique student population with high-quality online instructional tools.

This award is a great honor and further validates the long-standing reputation of the Longman brand and its commitment to producing the very best products for English learners everywhere."

The Distinguished Achievement Awards recognize the best educational resources within the categories of Curriculum, Periodicals and Professional Development. An expert panel of educators, editors, designers and technology specialists evaluates products based on efficacy, usability and overall educational value.

For more information about these winning products, go to www.envisionmath.com and www.pearsonlongman.com.

Penguin triumphs at New Media Age Effectiveness Awards

< Back to search results

27 June 2008

Penguin scooped both a win and a second-place commendation at last night's prestigious New Media Age (NMA) Effectiveness Awards 2008 at the Grosvenor House Hotel in London.

The win came in the Entertainment category for Blog A Penguin Classic, seeing off competition from E4's Skins Series 2, The Dexter Treatment submitted by FX and Xtival from Xbox. Presenting the award to Penguin's Online Content manager, Ashley Wilks, the judges commented, "arguably the hardest job in marketing is to reinvigorate an existing product range with minimal budget, but they felt Blog a Penguin Classic achieved this admirably."

www.blogapenguinclassic.com was designed by Line Industries and launched in August 2007 with the aim of highlighting the full extent of the Penguin classics list and drive a new readership by encouraging frank debate and engagement via a completely user-generated book review and blogging site. Penguin sent out a call to all bloggers and its own mailing lists to ask for willing reviewers. The process was deliberately random, from the allocation of free books to bloggers to the daily publication of uncensored reviews. This resulted in a lot of buzz around the project and many polarized reviews that stimulated debate. The site is simple and easy to navigate, and the full classics list of 1400 plus titles easily accessible. With reviews still being released, the blog has longevity and, with the use of RSS feeds and email notification, Penguin will encourage readers to continue the discussion over the coming years. The blog has proved a cost-effective means of engaging new and existing users in the classics. There are currently between 60,000 and 90,000 unique visitors reading and debating every month.

Penguin also received a commendation in the Special Award for Innovation category for its teen website Spinebreakers. The winner here was Live Nation and Nokia for its mobile festival guides. Penguin worked with youth marketing agency, Liverty, Content and Code and The Plant to create an online community for teenagers, run by teenagers, with books as the focus for discussion, entertainment and creativity.

The judges of this year's NMA Effectiveness Awards included Peter Cowley, MD Digital Media at Endermol UK; Mark Howe, Country Director of Google UK; Ross Sleight, Strategy Director, Virgin Games; Hugh Griffiths, Director of Mobile at Microsoft.

Joanna Prior, Penguin Marketing and Publicity Director said, "This is the first time Penguin has been short listed for the NMA awards and it is a great honour for us to be recognised for our digital marketing initiatives by experts in the field beyond the publishing industry. These two projects both set out to find new readers for our books by using the social capabilities of new media and with Spinebreakers and Blog A Penguin Classic, we've achieved this and created vibrant, engaging content as well."

For further information, please contact:
Joanna Prior on 020 7010 3250 or
joanna.prior@uk.penguingroup.com

Pearson Education: New Segmental Analysis
27 June 2008

Pearson will announce its interim results for the six months ended 30 June 2008 on Monday 28 July 2008. The results will include a new segmental analysis of our education business, and we are today providing details of last year's financial results on this new basis.

Earlier this year, we announced that Will Ethridge had been appointed CEO of Pearson's North American Education businesses and John Fallon CEO of Pearson's International Education businesses. Consistent with this change, we will be reporting our financial performance in education in the following segments:

- **North American Education** (school and higher education instructional materials, assessment, technology and services in the US and Canada);
- **International Education** (school and higher education instructional materials, assessment, technology and services in Europe, the Middle East, Africa, Asia and Latin America; and worldwide English Language Teaching materials); and
- **Professional** (worldwide technology and business publishing; worldwide professional assessment and certification).

Our 2007 results under this new segmental analysis are as follows:

£ millions	**Half year 2007**	**Full year 2007**
Sales		
North American Education	599	1,667
International Education	292	735
Professional	104	226
Education	**995**	**2,628**
Adjusted operating profit		
North American Education	(14)	273
International Education	3	92
Professional	11	27
Education	**0**	**392**

Our segmental analysis of the Financial Times Group and Penguin is unchanged.

ENDS

For more information:
Luke Swanson/ Simon Mays-Smith/ Charles Goldsmith +44 (0)20 7010 2310

Note to editors:
Our 2007 results, as reported under the old segmental

analysis, were as follows:

£ millions	Half year 2007*	Full year 2007*
Sales		
School	665	1,537
Higher Education	195	793
Professional	135	298
Education	**995**	**2,628**
FT Publishing	164	344
Interactive Data	168	344
FT Group	**332**	**688**
Penguin	**367**	**846**
Total sales - continuing	**1,694**	**4,162**
Adjusted operating profit		
School	42	203
Higher Education	(51)	161
Professional	9	28
Education	**0**	**392**
FT Publishing	23	56
Interactive Data	45	97
FT Group	**68**	**153**
Penguin	**18**	**74**
Adjusted operating profit - continuing	**86**	**619**
Discontinued	7	15
Total adjusted operating profit	**93**	**634**

*re-stated to reflect the February 2008 disposal of the Data Management (Scanners) business as discontinued.

Download a PDF of this Press Release

Directors' Shareholding
01 July 2008

< Back to search results

Click here to download a PDF of this press release.

RECEIVED

2008 JUL 29 A 11:29

FICE OF INTERNATIONAL
CORPORATE FINANCE

Non-Executive Directors' Share Purchase Plan

Below are details of purchases of ordinary shares and ADRs made on Monday, 30 June 2008 under the Non-Executive Directors' Share Purchase Plan:-

Name of Director	No. of Shares Purchased	Percentage of Issued Stock %	Price per Share £	Total Holding Following Notification	Total Percentage Following Notification %
David Arculus	358	0.00004%	£6.10	10,977	0.00136%
Lord Burns	359	0.00004%	£6.10	9,408	0.00116%
Patrick Cescau	359	0.00004%	£6.10	3,438	0.00043%
Ken Hydon	358	0.00004%	£6.10	7,852	0.00097%

Name of Director	No. of ADRs Purchased	Percentage of Issued Stock %	Price per ADR $	Total Holding Following Notification	Total Percentage Following Notification %
Susan Fuhrman	473	0.00006%	$12.3185	6,373	0.00079%
CK Prahalad	236	0.00003%	$12.3185	236	0.00003%

Voting Rights and Capital
01 July 2008

< Back to search results

Click here to download a PDF of this press release.

PEARSON PLC
(the "Company")

Voting Rights and Capital

As at close of business on 30 June 2008, the Company had 808,373,725 ordinary shares of 25p each admitted to trading. Each ordinary share carries the right to one vote at general meetings. The Company does not hold any shares in Treasury.

This figure (808,373,725) may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

This announcement is made in conformity with the provisions of the Transparency Directive.

Director Shareholding
08 July 2008

< Back to search results

Click here to download a PDF of this press release.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **MARJORIE SCARDINO**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **AMERICAN DEPOSITORY RECEIPTS (ADRs)**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **MARJORIE SCARDINO**	8.	State the nature of the transaction **SIX-MONTHLY PURCHASE THROUGH U.S. EMPLOYEE STOCK PURCHASE PLAN**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **576**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00007%**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **$10.4125**	14.	Date and place of transaction **30 JUNE 2008 USA**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **459,223 0.05681%**	16.	Date issuer informed of transaction **8 JULY 2008**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification ___8 JULY 2008______________________

Notification of Holding in the Company
09 July 2008

< Back to search results

Click here to download a PDF of this press release.

Form TR-1 with annex. FSA Version 2.1 updated April 2007

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Pearson Plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**YES**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	**NO**
An event changing the breakdown of voting rights	**NO**
Other (please specify):______________	**NO**
3. Full name of person(s) subject to notification obligation:	Templeton Global Advisors Limited
4. Full name of shareholder(s) (if different from 3):	Bank of New York HSBC Bank Plc JP Morgan Chase Bank Mellon Bank Merrill Lynch Intl. Ltd. Morgan Stanley Ltd Royal Trust Corp. of Canada State Street Bank
5. Date of transaction (and date on which the threshold is crossed or reached if different):	4 July, 2008
6. Date on which issuer notified:	8 July, 2008
7. Threshold(s) that is/are crossed or reached:	Below 6%

8: Notified Details							
A: Voting rights attached to shares							
Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percentage of voting rights**	
				Direct	**Indirect**	**Direct**	**Indirect**
Ordinary of GBP.25 ISIN: GB0006776081	58,508,080	58,508,080	48,308,420		48,308,420		5.98%

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ conversion period/date**	**No. of voting rights that may be acquired (if the instrument exercised/converted)**	**Percentage of voting rights**

Total (A+B)	
Number of voting rights	**Percentage of voting rights**
48,308,420	5.98%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	Lori A. Weber Assistant Secretary, Franklin Resources, Inc.
15. Contact telephone name:	954-847-2283

For notes on how to complete form TR-1 please see the FSA website.

Notification of Holding in the Company
09 July 2008

< Back to search results

PE Click here to download a PDF of this press release.

Financial Services Authority

FSA

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached[ii]:	Pearson plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	√
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify):	☐
3. Full name of person(s) subject to the notification obligation[iii]:	Aviva plc & its subsidiaries
4. Full name of shareholder(s) (if different from 3.)[iv]:	Registered Holder: BNY Norwich Union Nominees Limited **6,774,449*** BT Globenet Nominees Limited **9,588*** Chase GA Group Nominees Limited **15,670,590*** Chase Nominees Limited **1,525,123*** CUIM Nominee Limited **4,859,311***

	Vidacos Nominees Limited **171,578*** * denotes direct interest R C Greig Nominees Limited **1,450** BONY Londres IIS **189,893** Chase Nominees Limited **3,977,385** Delta Lloyd Institutionale Sustainable Futures Fund **70,234** Vidacos Nominees Limited **6,878,395** To be updated **61,140**
5. Date of the transaction (and date on which the threshold is crossed or reached if different)[v]:	7 July 2008
6. Date on which issuer notified:	9 July 2008
7. Threshold(s) that is/are crossed or reached:	5% to 4% change at Combined Interest Level
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction [vi]		Resulting situation after the triggering transaction [vii]				
	Number of Shares	Number of Voting Rights [viii]	Number of shares	Number of voting rights [ix]		% of voting rights	
			Direct	Direct [x]	Indirect [xi]	Direct	Indirect
Ordinary Shares GB0006776081	43,378,864	43,378,864	29,010,639	29,010,639	11,178,497	3.59%	1.38%

B: Financial Instruments

Resulting situation after the triggering transaction [xii]				
Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period/ Date [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
40,189,136	4.97%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:
See Section 4

Proxy Voting:	
10. Name of the proxy holder:	See Section 4
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	Figures are based on a total number of voting rights of 808,373,725.
14. Contact name:	Neil Whittaker
15. Contact telephone number:	01603 684420

END